Exhibit 99.5
FORM OF LETTER TO CLIENTS OF NOMINEE HOLDERS
Subscription Rights to Stockholders of Mace Security International,Inc. [ ], 2011
To Our Clients:
     Mace Security International, Inc. (the “Company”) is offering shares of common stock of the Company pursuant to non-transferable subscription rights (the “Rights”) distributed to all holders of record of the Company’s common stock, par value $0.01 per share (the “Common Stock”), at 5:00 p.m., Eastern Standard Time, on [ ], 2011 (the “Record Date”). The Rights and Common Stock are described in a prospectus, dated [ ], 2011 (the “Prospectus”). In the Rights Offering, the Company is offering an aggregate of [ ] shares of Common Stock for $[ ] per share. The Rights will expire, if not exercised prior to 5:00 p.m., Eastern Standard Time, on [ ], 2011, unless extended (the “Expiration Time”).
     Enclosed for your consideration are:
          1. the Prospectus regarding the rights offering (the “Rights Offering”);
          2. Instructions as to Use of Mace Security International, Inc. Rights Certificates, providing information on how to exercise Rights issued in the Rights Offering; and
          3. a Beneficial Owners Election Form, to be used to instruct us whether or not to exercise Rights on your behalf.
     As described in the accompanying Prospectus, you will receive one Right for each share of Common Stock owned at 5:00 p.m., Eastern Standard Time, on the Record Date. Each Right will allow you to subscribe for three shares of Common Stock (the “Basic Subscription Privilege”) at the cash price of $[ ] per share (the “Subscription Price”). For example, if you owned 100 shares of Common Stock as of 5:00 p.m., Eastern Standard Time, on the Record Date, you would receive 100 Rights and would have the right to purchase 300 shares of Common Stock for the Subscription Price.
     In the event that you purchase all of the shares of Common Stock available to you pursuant to your Basic Subscription Privilege, you may also exercise an over-subscription privilege (the “Over-Subscription Privilege”) to purchase a portion of any shares of Common Stock that are not purchased by persons through the exercise of their Basic Subscription Privileges (the “Unsubscribed Shares”), subject to the availability and pro allocation of the Unsubscribed Shares among all persons exercising this Over-Subscription Privilege. To the extent the Unsubscribed Shares are not sufficient to satisfy all of the properly exercised Over-Subscription Privileges, then the Unsubscribed Shares will be allocated first to each exercising shareholder an amount that will maintain the shareholder’s percentage ownership of issued common stock (calculated based on the percentage owned prior to the Rights Offering, if known by the Company) and then prorated among those who properly exercised their Over-Subscription Privilege based on the number of shares each person subscribed for under the Basic Subscription Privilege. If this allocation results in any person receiving a greater number of Unsubscribed Shares than the person subscribed for pursuant to the exercise of the Over-Subscription Privilege, then such person will be allocated only that number of Unsubscribed Shares for which the person oversubscribed, and the remaining Unsubscribed Shares will be allocated among all other persons exercising the Over-Subscription Privilege on the same basis described above. The allocation process will be repeated until all Unsubscribed Shares have been allocated or all Over-Subscription Privileges have been fulfilled, whichever occurs earlier.
     You will be required to submit payment in full for all the shares you wish to buy with your Over-Subscription Privilege. Because we will not know the total number of Unsubscribed Shares prior to the Expiration Date, if you wish to maximize the number of shares you may purchase pursuant to your Over- Subscription Privilege, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of Common Stock available to you, assuming that no stockholder other than you has purchased any shares of Common Stock pursuant to the Basic Subscription Privilege and Over-Subscription Privilege. Any excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable.
          If all of the Company’s stockholders exercise their Basic Subscription Privileges in full, the Company will only honor an Over-Subscription Privilege to the extent sufficient shares of Common Stock are available following the exercise of subscription rights under the Basic Subscription Privileges.
     To the extent the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege is less than the amount you actually paid in connection with the exercise of the Over-Subscription Privilege, you will be allocated only the number of Unsubscribed Shares available to you. As soon as practicable after the Expiration Time, any excess subscription payment received by the Subscription Agent will be returned to you, without interest. To the extent the amount you actually paid in connection with the exercise of the Over-Subscription Privilege is less than the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege you will be allocated the number of Unsubscribed Shares for which you actually paid in connection with the Over-Subscription Privilege. See “The Rights Offering—Over-Subscription and Over-Allotment Privilege.”
     The Rights are evidenced by a non-transferable Rights certificate (the “Rights Certificate”) and will cease to have any value at the Expiration Time.
     THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES AND SALES OF RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.
     Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus. However, we urge you to read the document carefully before instructing us to exercise your Rights.
     If you wish to have us, on your behalf, exercise the Rights for any shares of Common Stock to which you are entitled, please so instruct us by completing, executing and returning to us the “Beneficial Owner Election” form enclosed with this letter.
     Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 p.m., Eastern Standard Time, at the Expiration Time. Once you have exercised the Basic Subscription Privilege or the Over-Subscription Privilege, such exercise may not be revoked, even if the Rights Offering is extended by the Company.
     Additional copies of the enclosed materials may be obtained from Phoenix Advisory Partners, the Information Agent for the Rights Offering. The Information Agent’s telephone number is (212) 493-3910 for banks and brokers, or (877) 478-5038 for stockholders. Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent.

Very Truly Yours,

Mace Security International, Inc.